UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated March 03, 2020

Commission File Number 1-14846

<u>   AngloGold Ashanti Limited   </u>
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>   South Africa   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes <u> </u>   **No <u>X</u>**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes <u> </u>   **No <u>X</u>**

Enclosure: Press release: **DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR, THE COMPANY SECRETARY AND PRESCRIBED OFFICERS OF ANGLOGOLD ASHANTI LIMITED**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

NEWS RELEASE

DEALINGS IN SECURITIES BY AN EXECUTIVE DIRECTOR, THE COMPANY SECRETARY AND PRESCRIBED OFFICERS OF ANGLOGOLD ASHANTI LIMITED

In terms of paragraph 3.63 of the JSE Limited Listings Requirements (JSE Listings Requirements), AngloGold Ashanti gives notice that an executive director, the company secretary and prescribed officers have dealt in ordinary shares of the Company, after receiving clearance to do so in terms of paragraph 3.66 of the JSE Listings Requirements.

The transactions were pursuant to the Long-Term Incentive Plan (LTIP) awards on 1 March 2017 which vests after three years from the date of grant to the extent that the strict performance conditions under which the awards were granted are met. The transactions below relate to a final LTIP vesting on 1 March 2020 with a performance achievement of 94.46%.

On 18 February 2020, the Remuneration and Human Resources Committee of the Board approved the settlement of this award for executives on the basis of 50% paid in cash and 50% in AngloGold Ashanti shares purchased on market.

Name of company	AngloGold Ashanti Limited
Date of transactions	2 March 2020
Nature of transactions	On-market purchase of shares by the Company, being the 50% of the vested LTIP shares
Class of security	Ordinary shares
Name of executive director	Christine Ramon
Number of shares purchased	52,234
Purchase price per share	R285.6767
Value of transaction (excluding brokerage and other fees)	R14,922,036.75
Name of company secretary and prescribed officer	Ria Sanz
Number of shares purchased	41,781
Purchase price per share	R285.6767
Value of transaction (excluding brokerage and other fees)	R11,935,858.20
Name of prescribed officer	Tirelo Sibisi
Number of shares purchased	35,881
Purchase price per share	R285.6767
Value of transaction (excluding brokerage and other fees)	R10,250,365.67

Name of prescribed officer	Ludwig Eybers
Number of shares purchased	46,065
Purchase price per share	R285.6767
Value of transaction (excluding brokerage and other fees)	R13,159,697.19
Name of prescribed officer	Sicelo Ntuli
Number of shares purchased	11,889
Purchase price per share	R285.6767
Value of transaction (excluding brokerage and other fees)	R3,396,410.29
Name of prescribed officer	Stewart Bailey
Number of shares purchased	9,348
Purchase price per share	R285.6767
Value of transaction (excluding brokerage and other fees)	R2,670,505.79
Name of prescribed officer	Graham Ehm
Number of shares purchased	52,234
Purchase price per share	R285.6767
Value of transaction (excluding brokerage and other fees)	R14,922,036.75
Extent of interest	Direct beneficial
Prior clearance to deal	Obtained

Related taxes have been paid by the executive director, the company secretary and prescribed officers by selling a portion of the shares allocated to them by the Company as detailed below:

SHARES SOLD TO SETTLE TAX COSTS

Name of company	AngloGold Ashanti Limited
Date of transactions	2 March 2020
Nature of transactions	On-market sale of shares to fund tax liability in relation to costs incurred in LTIP share purchase
Class of security	Ordinary shares
Name of executive director	Christine Ramon
Number of shares sold	24,027
Selling price per share	R286.7150
Value of transaction (excluding brokerage and other fees)	R6,888,901.31
Name of company secretary and prescribed officer	Ria Sanz
Number of shares sold	19,219
Selling price per share	R286.7150

Value of transaction (excluding brokerage and other fees)	R5,510,375.59
Name of prescribed officer	Tirelo Sibisi
Number of shares sold	16,505
Selling price per share	R286.7150
Value of transaction (excluding brokerage and other fees)	R4,732,231.08
Name of prescribed officer	Sicelo Ntuli
Number of shares sold	5,468
Selling price per share	R286.7150
Value of transaction (excluding brokerage and other fees)	R1,567,757.62
Name of prescribed officer	Stewart Bailey
Number of shares sold	4,300
Selling price per share	R286.7150
Value of transaction (excluding brokerage and other fees)	R1,232,874.50
Name of prescribed officer	Graham Ehm
Number of shares sold	24,027
Selling price per share	R286.7150
Value of transaction (excluding brokerage and other fees)	R6,888,901.31
Date of transactions	3 March 2020
Nature of transactions	On-market sale of shares to fund tax liability in relation to costs incurred in LTIP share purchase
Class of security	Ordinary shares
Name of prescribed officer	Ludwig Eybers
Number of shares sold	21,190
Selling price per share	R298.7496
Value of transaction (excluding brokerage and other fees)	R6,330,504.02
Extent of interest	Direct beneficial
Prior clearance to deal	Obtained

In addition, the transactions below were pursuant to a Co-Investment Plan (CIP) for the Company's executives.

In terms of the CIP, executives are allowed to apply up to 50% of their after-tax cash bonus to purchase AngloGold Ashanti ordinary shares. The Company then matches their investment at 150% through an on-market purchase of shares, with vesting over a two-year period in two equal tranches; the first vesting date being the anniversary of the date on which the executive purchased the shares and the second vesting date being the second anniversary of the date on which the executive purchased the shares.

The prescribed officer opted to participate in the CIP in 2018. This being the second anniversary of the date on which the prescribed officer purchased the shares in 2018, the Company has purchased and allocated matching shares to the prescribed officer as detailed below:

Name of prescribed officer	Tirelo Sibisi
Name of company	AngloGold Ashanti Limited
Date of transaction	2 March 2020
Nature of transaction	On-market purchase of shares by the Company, being the allocation of the matched portion in respect of the second tranche
Class of security	Ordinary shares
Number of shares purchased	3,120
Purchase price per share	R285.6983
Value of transaction (excluding brokerage and other fees)	R891,378.70
Extent of interest	Direct beneficial
Prior clearance to deal	Obtained

Related taxes have been paid by the prescribed officer by selling a portion of the shares allocated to the executive director by the Company as detailed below:

SHARES SOLD TO SETTLE TAX COSTS

Name of prescribed officer	Tirelo Sibisi
Name of company	AngloGold Ashanti Limited
Date of transaction	2 March 2020
Nature of transaction	On-market sale of shares to fund tax liability in relation to costs incurred in CIP
Class of security	Ordinary shares
Number of shares sold	1,420
Selling price per share	R286.7150
Value of transaction (excluding brokerage and other fees)	R407,135.30
Extent of interest	Direct, beneficial
Prior clearance to deal	Obtained

ENDS

3 March 2020
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>Investors</u>

Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Yatish Chowthee	**+27 11 637 6273 / +27 78 364 2080**	yrchowthee@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: March 03, 2020

By: /s/ M E SANZ PEREZ
Name: M E Sanz Perez
Title: EVP: Group Legal, Commercial & Governance